April 26, 2010

Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Jesup & Lamont, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 15, 2009
Forms 10-Q for the Periods Ended March 31, June 30 and September 30, 2009
Filed May 20, 2009, August 13, 2009, and November 13, 2009
File No. 1-31292

Dear Ms. van Doorn:

This is to submit Jesup & Lamont, Inc.’s (the “Company’s”) responses to the Securities and Exchange Commission (“SEC” or the “Commission”) Comment Letter, dated March 12, 2010, relating to the above-referenced filings.  Our responses follow the numbering used in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 34

1.
We note your response to our prior comment 1.  To the extent that you have concluded that there was a material weakness in internal control over financial reporting related to disclosure controls failing to identify the requirement to include the predecessor auditor’s opinion in the form 10-K as you have included in your proposed disclosure for Item 4T of the Forms 10-Q, please include such disclosure of the material weakness in your proposed disclosure for Item 9A of the form 10-K for the year ended December 31, 2008.  Please provide your proposed disclosure, as applicable.

Response

In response to the Commission’s comment above the Company will revise the 5th paragraph under Item 9A. (a) to state the following:

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.  Based on this assessment, management has concluded that the Company had material weaknesses in internal control over financial reporting as of December 31, 2008.  As a result of its evaluation management concluded that 1) its internal control over financial reporting was not effective with respect to documentation supporting the authorization and approval of non-recurring journal entries and 2) because its internal control over financial reporting and its disclosure controls were not effective because such internal control failed to identify ineffective disclosure controls concerning the requirement to include the predecessor auditors’ opinion for the financial statements in its Form 10-K as of and for the fiscal year ended December 31, 2007.  The Company is in the process of implementing control procedures that will cure these material weaknesses in internal control over financial reporting and expects to have effective control procedures in place for the year ended December 31, 2009.

2.
In your response to our prior comment 1, we note that your proposed disclosure regarding disclosure controls and procedures for Item 4T of the Forms 10-Q for the periods ended March 31, June 30, and September 30, 2009, includes the conclusion that “additional disclosure controls and procedures were necessary ….”  Please revise to state your conclusion whether disclosure controls and procedures were effective or not effective.  In addition, you state that the company is “in the process of determining and testing the types of additional control procedures that will effectively and efficiently cure this material weakness in internal control over financial reporting.”  Please revise to discuss the material weakness in disclosure controls and procedures, rather than internal control over financial reporting, include a description of the material weakness.  Please provide your proposed disclosure, as applicable.

Response

In response to the Commission’s comment above, the Company will revise its disclosures as noted with the addition of the wording in bold below.  Therefore please find the amended language the Company intends to use for Item 4T for the Form 10-Qs for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009.

For the quarter ended March 31, 2009 (June 30 and September 30, 2009):

The Company’s management, with the participation of its principal executive and principal financial officer, performed an evaluation of the effectiveness of its internal control over financial reporting as of the end of the December 31, 2008 fiscal year.  Management's evaluation was made based on the framework in "Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission."

In performing its evaluation of the effectiveness of its internal control over financial reporting, management also evaluated the effectiveness of its disclosure controls and procedures.  Disclosure controls and procedures include, without limitation, controls and other procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms.

As a result of its evaluation management concluded that 1) its internal control over financial reporting was not effective with respect to documentation supporting the authorization and approval of non-recurring journal entries and 2) because its internal control over financial reporting and its disclosure controls and procedures were not effective because such internal control failed to identify ineffective disclosure controls concerning the requirement to include the predecessor auditors’ opinion for the financial statements in its Form 10-K as of and for the fiscal year ended December 31, 2007.

Changes in Internal Control over Financial Reporting as of March 31, 2009 (June 30, 2009 and September 30, 2009)

Management has assessed the effectiveness of our internal control over financial reporting as of March 31, 2009 (June 30, 2009 or September 30, 2009) using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.  Based on its assessment reported in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 management concluded that the Company had material weaknesses in internal control over financial reporting.  One of those material weaknesses relates to the lack of documentation supporting the authorization and approval of non-recurring journal entries.  The Company is in the process of implementing control procedures that will cure this material weakness in internal control over financial reporting and expects to have effective control procedures in place for the year ended December 31, 2009.  The second material weakness relates to the failure to identify ineffective disclosure controls concerning the requirement to include the predecessor auditors’ opinion for the financial statements in its Form 10-K as of and for the fiscal year ended December 31, 2007.  The Company is in the process of determining the type of additional control procedures that will effectively and efficiently cure this material weakness in internal control over financial reporting and expects to have effective control procedures in place for the year ended December 31, 2009.

Evaluation of Disclosure Controls and Procedures as of the March 31, 2009 (June 30, 2009 and September 30, 2009)

As of the end of the period covered by this report, management, including our chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (“Exchange Act”)).  Based upon that evaluation, our chief executive officer and chief financial officer concluded the disclosure controls were ineffective and that additional disclosure controls and procedures were necessary to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (2) accumulated and communicated to our management to allow their timely decisions regarding required disclosure.  The Company is in the process of determining and testing the type of additional control procedures that will effectively and efficiently cure this material weakness in disclosure controls and procedures as to the Company’s requirement to include the predecessor auditors’ opinion for the financial statements in its Form 10-K as of and for the fiscal year ended December 31, 2007 and expects to have effective control procedures in place for the year ended December 31, 2009.

Notes to Consolidated Financial Statements, page F-10

Note 7. Intangible Assets, page F-16

3.
We note your response to our prior comment 5 and 6.  You state that the Company has four reporting units, which does not appear to be consistent with your letter dated September 15, 2009, in which you stated that you have only one operating segment and reporting unit which is your broker dealer unit.  Please tell us if your four reporting units represent four operating segments based on the criteria in paragraph 10 of SFAS 131 (ASC 280-10-50-11).  Please provide us with details regarding the operating results that your chief operating decision maker (CODM) reviews.  You state that the CODM currently views the current operating subsidiary, JLSC, as one operating segment based upon the business being connected to each other due to the fact that the products offered to customers is consistent.  Tell us if the results provided to the CODM are/were prepared on a legal entity level as well as separately at a product/service level.

Response

In response to comment number 17 of your letter of August 5, 2009, the Company refers to “one operating segment and reporting unit” in the last paragraph of our response to that item in our September 15, 2009 letter.  Our September 15, 2009 response to comment number 18 of your letter of August 5, 2009 also refers to “our reporting unit” in the last paragraph.

In addressing comment 6 of your letter of January 25, 2010 the Company states that it has identified four reporting units (retail, fixed income, institutional equity trading, and investment banking) which overlapped legal entities in prior years.  However, in both our September 15, 2009 response and our February 23, 2010 response to your August 5, 2009 and January 25, 2010 letters, respectively, the Company concluded that it has one operating segment in accordance with paragraph 17 of SFAS 131 (ASC 280-10-50-11).

The Company’s September 15, 2009 response to the above-mentioned comment 17 cites paragraph 30 of SFAS 142 (ASC 350-20-35-34) for the purpose of addressing impairment testing.  As you know, paragraph 30 of SFAS 142 states “A reporting unit is an operating segment or one level below an operating segment...” (ASC Master Glossary).  Under this guidance, the Company concluded that the above-mentioned four reporting units are aspects of the Company’s business at a level below an operating segment.  In making this analysis the Company considered the guidance in EITF Topic D-101 (ASC 350-20-55).  In particular, EITF Topic D-101 (ASC 350-20-55-3) states, in part: “The fact that operating information (revenues and expenses) exists for a component of an operating segment does not mean that the component constitutes a business.  For example, a component for which operating information is prepared might be a product line or a brand that is part of a business rather than a business itself.”  In that respect, the Company does not believe that the aforementioned four aspects of its business are separable because, if for no other reason, they are interdependent.

Footnote 17 in paragraph 30 of SFAS 142 states that “for purposes of determining reporting units, an operating segment is as defined in paragraph 10 of SFAS 131.” (ASC 280-10-50-1)  Paragraph 17 of SFAS 131 (ASC 280-10-50-11) refers to the aggregation of two or more operating segments into a single operating segment if the segments have similar economic characteristics.  Therefore, in the Company’s view, with respect to segment reporting it does not matter if the four aspects of the business (referred to above as reporting units) are considered to be reporting units, as defined, separate operating segments that have similar economic characteristics, or simply as different aspects of the Company’s operations because the reporting of segments in the financial statements will the same in any case.

In considering the above, the Company has reviewed the guidance in paragraph 6 of EITF 98-3 which defines a business as “...a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.  A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues.  For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.”  Upon considering this definition, the Company views the four aspects of its business to be an “integrated set of activities.”  Thus, the Company views all of these four aspects of its business as one business.  The Company has then compared this notion of an “integrated set of activities” with the notion of “similar economic characteristics” as used in SFAS 131 (ASC 280-10-50-11).  As a result of this comparison, the Company believes that having an “integrated set of activities” is very close to, if not the same as having “similar economic characteristics.”  Since the Company believes that all of its business activities or aspects have “similar economic characteristics.”  Again, these considerations have led to the conclusion that it does not matter whether the above aspects of the business are considered to be reporting units that are part of one segment or separate segments to be aggregated into one reportable segment.  As explained in our responses to Comments 4 and 5 below, the Company does not really have multiple reporting units or operating segments, as those terms are defined in SFAS 142 and SFAS 131, respectively.

Finally, the Company does not maintain its records in a manner that would or could support a separate analysis of each of the above-mentioned aspects of the business.  The Company is a small company that has and has had only one “Chief Operating Decision Maker” (CODM), who also manages, all business activities in all legal entities.

In conducting his duties, the Company’s chief operating decision maker (CODM) reviews the following details regarding the operating results:

a.   Overall monthly operating results

b.   Monthly product revenues

c.   Monthly product revenues by office location

The CODM current views the current operating subsidiary, JLSC, as the only operating segment based upon the business being connected to each other due to the fact that the products offered to customers is consistent.  The results provided to the CODM were prepared on a legal entity level when a legal entity conducted business activities attributable to it and if separate financial reports were required for regulatory or other legal purposes.  Separate reporting by legal entity is no longer meaningful or necessary.

4.
Notwithstanding comment 3 above, please provide us with your analysis of each component of your operating segment(s) to determine your reporting units.  Refer to paragraphs 30-36 of SFAS 142 (ASC 350-20-35-33 through 35-46).

Response

In consideration of reviewing paragraphs 30-36 of SFAS 142 (ASC 350-20-35-33 through 35-46), it is important to understand that even though the company generates revenue from different sources or types of activity, which we referred to in our previous response as reporting units, each of these activities are supported by one or more of the other activities in order to generate revenues.  For example, engaging in investment banking, requires an ability to offer investment opportunities, which is done through institutional equity and retail activities.  The Company’s ability to generate revenues from any activity depends on its ability to engage in supporting activities in order to to the overall results of the Company.  Therefore, operating results cannot be measured separately.

Paragraph 32 of SFAS 142, requires that assets and liabilities be allocated to reporting units for the purposes of testing goodwill for impairment.  However, as explained above and in our response to Comment 5 below,  the Company’s business activities are not separable from one another; therefore, for the Company’s assets and liabilities are not allocable to any specific business activity.  The assets are shared by all the aspects of the business and contribute to the generation of all revenues.

Under paragraph 30 of SFAS 142, the Company clearly sees its business as one operating segment as discussed in our response above in # 3 and in our response below in #5.  The company does not separately measure its business lines, but does receive product based revenue results.

Lastly, based upon paragraph 31 of SFAS 142, the determination of a company’s operating segments for determining its reporting units refers to guidance under paragraph 10-15 of SFAS 131.  The Company has reviewed these requirements and has concluded that segment reporting is not applicable under SFAS 131.

5.
In addition, please note that paragraph 18 of SFAS 142 (ASC 350-20-35-1) requires that goodwill be tested for impairment at the reporting unit level. Please re-perform your goodwill impairment test at the reporting unit level with four reporting units, or reconcile for us your statement that you have four reporting units with your prior statement that you have one reporting unit.

Response

In considering the requirements of paragraph 18 of SFAS 142 and the definition of a reporting unit in paragraph 30 of SFAS 142, the Company does not believe that it has four reporting units as that term is used in SFAS 142.  The language used in the response to Comment 6 in your letter of January 25, 2010 that referred to four reporting units was not intended to be construed as a “reporting unit” in the technical sense as defined in SFAS 142.

Our response to Comment 6 in your letter of January 25, 2010 made reference to “four reporting units” (retail, fixed income, institutional equity trading, and investment banking) that, in fact, simply represent four different sources of revenue.  In the technical sense used in paragraph 30 of SFAS 142 “A reporting unit is an operating segment or one level below an operating segment (referred to as a component).  A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.”  However, these four aspects of the Company’s business are not “businesses” as defined in EITF 98-3 or as defined in SFAS 141(R).  Instead, these revenue streams contribute to overall profits or losses but, because they are interdependent, are not separable with respect to measuring profits or losses individually.

In addition, as stated in the response to Comment 3 above, the Company does not have “discrete financial information” that would or could support a separate analysis of each of the above-mentioned aspects of the business.  Also as mentioned the Company has had only one “Chief Operating Decision Maker” (CODM), who also manages, all business activities in all legal entities.

Should you require anything additional or have further comments or questions, I can be reached at (212) 918-0418.

Sincerely, /s/ Alan Weichselbaum Alan Weichselbaum Chief Financial Officer